August 4, 2010

Mr. Geoffrey G. Jervis
Chief Financial Officer
Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, New York 10022

      Re: **Capital Trust, Inc.**
                Form 10-K for the year ended 12/31/2009
                Filed on 3/2/2010
                Proxy Statement on Schedule 14A
                Filed on 4/29/2010
                File No. 001-14788

Dear Mr. Geoffrey G. Jervis:

We have reviewed your response letter dated June 30, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.   We note your attorney has submitted the acknowledgment for the following on your
        behalf.   However, this acknowledgement must be provided by the company directly.
        Please provide in writing a statement acknowledging that:

        ▪   the company is responsible for the adequacy and accuracy of the disclosure in the
            filing;
        ▪   staff comments or changes to disclosures in response to staff comments do not
            foreclose the Commission from taking any action with respect to the filing; and
        ▪   the company may not assert staff comments as a defense in any proceeding initiated
            by the Commission or any person under the federal securities laws of the United
            States.

Financial Statements and Notes

Consolidated Statements of Operations, page F-7

2.   We have considered your response to comment five. Pursuant to SAB Topic 11K, to the
        extent relevant and material disclosures outlined in Industry Guide 3 are applicable to
        you, it should be provided.   Please confirm that you will expand future filings to include
        such disclosures.

Note 9 – Debt Obligations

Collaterialized Debt Obligations, page F-33

3.   We have considered your response to comment 11. We note that all four of your CDOs
        are considered variable interest entities under Topic 810 of the FASB Accounting
        Standards Codification and have been consolidated due to your residual interest in the
        debt and equity issued by the CDO trusts and the control provision of these entities.   We
        also note that any payments to, or repurchases from your CDOs would not be recorded as
        contingent liabilities or guarantee payments.   Please clarify why you believe you are not
        required to record a provision for the loss you would incur upon the requirement to
        perform under this recourse obligation under either Topic 450 or 460 of the FASB
        Accounting Standards Codification.   In addition, please clarify how you have complied
        with the disclosure requirements outlined in paragraphs 460-10-50-2 to 4 of the FASB
        Accounting Standards Codification.

Exhibits

4.   We have reviewed your response to comment 12 in our letter dated June 17, 2010. Please note that if you include material contracts pursuant to Item 601(b)(10) of Regulation S-K, those contracts must be filed in their entirety. In the alternative, if any contract, in its entirety, is no longer material to investors, you should remove it from your Exhibit List.

Proxy Statement on Schedule 14A, filed April 29, 2010

Compensation Discussion and Analysis, page 12

5.   We note your response to comment 15 in our letter dated June 17, 2010 that bonuses paid for 2009 were based on the compensation committee's subjective assessment of the contributions made by your NEOs. Even if you did not have specific performance-based criteria for bonus payouts, please tell us how you considered quantitative and qualitative achievements in determining bonuses paid. Please provide us with a discussion of the actual performance measures considered and the impact on bonuses awarded. Confirm that you will provide similar disclosure, as applicable, in future filings. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551 - 3657 or Sonia Barros at (202) 551 – 3655 with any other questions.

                                        Sincerely,

                                        Linda Van Doorn
                                        Senior Assistant Chief Accountant